[redacted]

07008511

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 28 2007
WASH. D.C.
186

SECURIT[...]N

BP 1/16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Asset Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36700 WOODWARD AVENUE, SUITE 200
(No. and Street)

BLOOMFIELD HILLS (City) MI (State) 48304-0930 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan E. Flam (248) 433-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 1/17

OATH OR AFFIRMATION

I, Peter C. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Asset Management, Inc., as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

JOAN E. FLAM
Notary Public, Macomb County, MI
Acting in Oakland Co., MI
My Commission Expires 10/27/2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFESSIONAL ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2007

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

PROFESSIONAL ASSET MANAGEMENT, INC.
TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To The Stockholders of Professional Asset Management, Inc.
Bloomfield Hills, Michigan

We have audited the accompanying balance sheets of Professional Asset Management, Inc. as of September 30, 2007 and 2006 and the related statements of stockholders' equity, income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Asset Management, Inc. as of September 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

November 23, 2007

PROFESSIONAL ASSET MANAGEMENT, INC.
BALANCE SHEETS
September 30, 2007 And 2006

ASSETS

	2007	2006
Cash and cash equivalents	$255,912	$208,560
Securities owned - money market funds	38,401	35,943
Accounts receivable:		
Brokers, dealers and clearing organization	214,769	7,767
Deposit - clearing organization	25,283	25,000
Salesmen	32,383	-
Other	493	703
Other assets:		
Prepaid insurance	13,921	24,897
Deposits	4,036	4,036
Prepaid taxes	1,000	1,608
	$586,198	$308,514

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Accounts payable:		
Commissions	$191,561	$ 4,547
Accrued expenses	36,270	34,768
Federal income tax payable	11,315	-
Total liabilities	239,146	39,315
Stockholders' equity:		
Common stock, par value $0.10 per share; 50,000 shares authorized; 1,530 shares issued	153	153
Capital in excess of par value	17,974	17,974
Retained earnings	328,925	251,072
Total stockholders' equity	347,052	269,199
	$586,198	$308,514

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended September 30, 2007 And 2006

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockkholders' Equity
Balance, September 30, 2005	$ 153	$ 17,974	$223,741	$241,868
Net income for the year ended September 30, 2006	-	-	27,331	27,331
Balance, September 30, 2006	153	17,974	251,072	269,199
Net income for the year ended September 30, 2007	-	-	77,853	77,853
Balance, September 30, 2007	$ 153	$ 17,974	$328,925	$347,052

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF INCOME
For The Years Ended September 30, 2007 And 2006

	2007	2006
Income:		
Commissions and fees	$5,020,573	$1,852,920
Interest income	10,691	8,086
Total income	5,031,264	1,861,006
Commissions and clearing charges:		
Commissions paid	4,657,997	1,603,732
Clearing charges	44,793	64,154
Total commissions and clearing charges	4,702,790	1,667,886
Gross profit from operations	328,474	193,120
Selling, general and administrative expenses	226,306	160,439
Income before provision for taxes	102,168	32,681
Provision for taxes:		
Federal income tax	22,315	4,800
Michigan Single business tax	2,000	550
Total provision for taxes	24,315	5,350
Net income	$ 77,853	$ 27,331

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended September 30, 2007 And 2006

	2007	2006
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$4,814,548	$1,865,994
Interest received	10,408	8,086
Commissions paid	(4,503,206)	(1,598,444)
Clearing charges	(45,720)	(65,018)
Other selling, general and administrative expenses paid	(213,828)	(185,336)
Federal income taxes paid	(9,814)	(6,843)
Single business taxes paid	(2,578)	(1,140)
Net cash provided by operating activities	49,810	17,299
Cash and cash equivalents at beginning of year	244,503	227,204
Cash and cash equivalents at end of year	$ 294,313	$ 244,503

	2007	2006
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 77,853	$ 27,331
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	(239,458)	13,655
Prepaid insurance	10,976	(24,897)
Prepaid taxes	608	(1,608)
Increase (decrease) in:		
Accounts payable	187,014	3,889
Accrued expenses	1,502	(46)
Federal income taxes	11,315	(857)
Single business taxes	-	(168)
Total adjustments	(28,043)	(10,032)
Net cash provided by operating activities	$ 49,810	$ 17,299

Disclosure of accounting policy:

For purposes of the Statement of Cash Flows, the Company considers money market funds as cash equivalents.

See accompanying notes.

Note 1 - ORGANIZATION

Professional Asset Management, Inc. provides investment services as a registered broker-dealer with the National Association of Securities Dealers.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2007, the Company's net capital was $277,851 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was .87 to 1.

Note 4 - LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at September 30, 2007 are as follows:

Year ended September 30,	Amount
2008	50,816
2009	34,560

For the years ended September 30, 2007 and 2006 the total lease expenses pursuant to the above operating lease amounted to $48,549 and $47,204, respectively, which is included in selling, general and administrative expenses in the attached Statement of Operations.

SUPPORTING SCHEDULES

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2007

1.	Total ownership equity	$347,052
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	347,052
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	347,052
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	68,433
	d. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	278,619
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
	c. Trading and investment securities: 4. Other securities	768
10.	Net capital	277,851
13.	Net capital requirement	50,000
14.	Excess net capital	$227,851

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2007
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$ 239,146
19.	Total aggregate indebtedness liabilities	$ 242,310
20.	Percentage of aggregate indebtedness to net capital	87%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The differences between this computation of net capital and the corresponding computation prepared by Professional Asset Management, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$227,851
Difference due to:	
Adjustment of non-allowable assets	18,830
Net adjustments of accounts receivable, accounts payable, accrued expenses and taxes payable	(9,743)
Excess per the Company's Part IIA, FOCUS Report	$236,938

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
September 30, 2007

Professional Asset Management, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

END